ZI CORPORATION SIGNS MULTI-YEAR RENEWAL WITH NOKIA

100 % Increase in First Year Revenue Over Current Contract

CALGARY, AB, August 27, 2008 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC) (the "Company" or "Zi"), a leading innovator of mobile discovery and advertising solutions, today announced that it has renewed its License Agreement with Nokia Corporation for a multi year period. The License Agreement provides for the deployment of Zi’s eZiType™ and eZiText™ product offerings on Nokia’s wireless phones and covers a full suite of languages. The contract includes a significant initial payment to be paid after closing, and then quarterly installments from then on during the life of the contract.

"This is a banner day for our entire organization," commented Milos Djokovic, President and Chief Executive Officer of Zi Corporation. "Nokia is the world’s #1 manufacturer of mobile devices, with an estimated 40% share of global device market, selling approximately 437 million mobile phones in more than 150 countries in 2007. This renewal expresses Nokia’s confidence in Zi as a key supplier and opens the door for further opportunities to work with Nokia on other projects. It is also a testimony to the employees of Zi who continue to work diligently in executing the turnaround strategy this management set in motion almost 2 years ago." Djokovic concluded.

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit zicorp.com.

For more information:
Cameron & Associates	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-554-5488	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com